

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Shawn K. Singh, J.D.
Chief Executive Officer
VistaGen Therapeutics, Inc.
343 Allerton Avenue
South San Francisco, CA 94080

  Re: VistaGen Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed March 15, 2021
    File No. 333-254299

Dear Mr. Singh:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jeffrey Gabor at 202-551-2544 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Jessica R. Sudweeks, Esq.